SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

April 22, 2016

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OFS Capital Corporation

Post-Effective Amendment to Registration Statement on Form N-2

Dear Sir/Madam:

On behalf of OFS Capital Corporation (the “Company”), we transmitted for filing under the Securities Act of 1933 (the “Securities Act”) a post-effective amendment to the registration statement on Form N-2 (File No. 333-200376) filed on April 22, 2016 (the “Registration Statement”), which Registration Statement was initially filed with the Securities and Exchange Commission on November 19, 2014 and amended by pre-effective amendment on December 16, 2014 and December 24, 2014, for the registration of $200,000,000 of shares of the Company’s common stock, par value $0.001 per share, (the “Shares”). The Registration Statement relates to the shelf offering of the Company’s Shares under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the SEC afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s annual report on Form 10-K (File No. 814-00813), except for the updating of financial information and certain other data.

Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me.

Sincerely,

/s/ Cynthia M. Krus